STATEMENT OF INVESTMENTS

Dreyfus Premier Core Bond Fund
July 31, 2007 (Unaudited)

Bonds and Notes--133.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense--.1%				
L-3 Communications,				
Gtd. Bonds	3.00	8/1/35	625,000	**701,563**
Agricultural--.4%				
Philip Morris,				
Debs.	7.75	1/15/27	2,000,000 a	**2,370,510**
Asset-Backed Ctfs./Auto Receivables--2.2%				
Americredit Prime Automobile				
Receivables, Ser. 2007-1, Cl. E	6.96	3/8/16	1,230,000 b	1,217,835
Capital Auto Receivables Asset				
Trust, Ser. 2005-1, Cl. D	6.50	5/15/12	1,100,000 b	1,090,375
Capital Auto Receivables Asset				
Trust, Ser. 2007-1, Cl. D	6.57	9/16/13	708,000 b	637,200
Capital One Auto Finance Trust,				
Ser. 2003-B, Cl. A4	3.18	9/15/10	165,809	165,349
Ford Credit Auto Owner Trust,				
Ser. 2004-A, Cl. C	4.19	7/15/09	1,400,000	1,394,801
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. B	4.64	4/15/10	1,985,000	1,973,054
Ford Credit Auto Owner Trust,				
Ser 2005-C, Cl. C	4.72	2/15/11	770,000	766,028
Ford Credit Auto Owner Trust,				
Ser. 2007-A, Cl. D	7.05	12/15/13	1,700,000 b	1,702,125
Ford Credit Auto Owner Trust,				
Ser. 2006-B, Cl. D	7.12	2/15/13	900,000 b	924,387
GS Auto Loan Trust,				
Ser. 2004-1, Cl. A4	2.65	5/16/11	243,694	243,386
Hyundai Auto Receivables Trust,				
Ser. 2006-A, Cl. A2	5.13	2/16/09	90,779	90,757
WFS Financial Owner Trust,				
Ser. 2004-1, Cl. A4	2.81	8/22/11	256,742	254,638
WFS Financial Owner Trust,				
Ser. 2005-2, Cl. B	4.57	11/19/12	2,560,000	2,540,314
				13,000,249
Asset-Backed Ctfs./Credit Cards--2.4%				
American Express Credit Account				
Master Trust, Ser. 2007-6,				
Cl. C	5.60	1/15/13	2,350,000 b,c	2,350,000
MBNA Credit Card Master Note				
Trust, Ser. 2002-C1, Cl. C1	6.80	7/15/14	11,322,000	11,911,851
				14,261,851
Asset-Backed Ctfs./Home Equity Loans--2.6%				
Bayview Financial Acquisition				
Trust, Ser. 2005-B, Cl. 1A6	5.21	4/28/39	2,550,000 c	2,467,038
Centex Home Equity,				
Ser. 2006-A, Cl. AV1	5.37	6/25/36	502,401 c	502,385

Citigroup Mortgage Loan Trust,				
Ser. 2005-WF1, Cl. A5	5.01	2/25/35	2,350,000	2,291,885
Credit Suisse Mortgage Capital				
Certificates, Ser. 2007-1,				
Cl. 1A6A	5.86	2/25/37	1,715,000	1,711,306
Morgan Stanley Mortgage Loan				
Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	955,000 c	949,113
Popular ABS Mortgage Pass-Through				
Trust, Ser. 2005-6, Cl. M1	5.91	1/25/36	2,100,000 c	2,016,612
Residential Asset Mortgage				
Products, Ser. 2005-RS2, Cl. M2	5.80	2/25/35	2,105,000 c	2,097,835
Residential Asset Mortgage				
Products, Ser. 2005-RS2, Cl. M3	5.87	2/25/35	600,000 c	595,773
Residential Asset Securities,				
Ser. 2003-KS7, Cl. MI3	5.75	9/25/33	1,020,174	871,873
Residential Asset Securities,				
Ser. 2005-AHL2, Cl. M3	5.79	10/25/35	555,000 c	528,596
Residential Funding Mortgage				
Securities II, Ser. 2006-HSA2,				
Cl. AI1	5.43	3/25/36	341,713 c	341,615
Soundview Home Equity Loan Trust,				
Ser. 2005-B, Cl. M2	5.73	5/25/35	1,400,000 c	1,394,388
				15,768,419
Asset-Backed Ctfs./Manufactured Housing--.7%				
Green Tree Financial,				
Ser. 1994-7, Cl. M1	9.25	3/15/20	1,903,753	1,967,412
Origen Manufactured Housing,				
Ser. 2005-B, Cl. A2	5.25	12/15/18	1,500,000	1,493,339
Origen Manufactured Housing,				
Ser. 2005-B, Cl. M2	6.48	1/15/37	1,000,000	986,022
				4,446,773
Automobile Manufacturers--1.5%				
Daimler Chrysler N.A. Holding,				
Gtd. Notes	5.71	3/13/09	1,950,000 c	1,950,739
DaimlerChrysler N.A. Holding,				
Notes	4.88	6/15/10	1,100,000	1,078,293
DaimlerChrysler N.A. Holding,				
Gtd. Notes	5.79	3/13/09	1,925,000 c	1,929,741
DaimlerChrysler N.A. Holding,				
Gtd. Notes, Ser. E	5.89	10/31/08	3,745,000 c	3,763,942
				8,722,715
Automotive, Trucks & Parts--.1%				
Goodyear Tire & Rubber,				
Sr. Notes	9.13	12/1/09	380,000 b,c	**380,000**
Banks--7.1%				
Capital One Financial,				
Sr. Unsub. Notes	5.64	9/10/09	2,500,000 c	2,502,538
Chevy Chase Bank,				
Sub. Notes	6.88	12/1/13	1,710,000	1,710,000
Chuo Mitsui Trust & Banking,				
Sub. Notes	5.51	12/29/49	3,090,000 b,c	2,897,499
Colonial Bank,				

Sub. Notes	6.38	12/1/15	1,530,000	1,558,123
Colonial Bank,				
Sub. Notes	8.00	3/15/09	540,000	560,414
Glitnir Banki,				
Unscd. Bonds	7.45	9/14/49	1,915,000 b,c	1,979,085
ICICI Bank,				
Bonds	5.90	1/12/10	850,000 b,c	854,008
Industrial Bank of Korea,				
Sub. Notes	4.00	5/19/14	3,305,000 b,c	3,215,243
Islandsbanki,				
Notes	5.52	10/15/08	1,245,000 b,c	1,244,270
Landsbanki Islands,				
Sr. Notes	6.06	8/25/09	3,225,000 b,c	3,259,291
Marshall and Ilsley Bank,				
Sub. Notes, Ser. BN	5.63	12/4/12	2,650,000 c	2,653,546
Northern Rock,				
Sub. Notes	6.59	6/28/49	750,000 b,c	733,718
Popular North America,				
Notes	5.71	12/12/07	1,815,000 c	1,817,434
Sovereign Bancorp,				
Sr. Unscd. Notes	5.59	3/23/10	1,850,000 c	1,850,311
Sovereign Bancorp,				
Sr. Notes	5.64	3/1/09	2,965,000 c	2,973,471
SunTrust Preferred Capital I,				
Bank Gtd. Notes	5.85	12/31/49	440,000 c	432,951
USB Capital IX,				
Gtd. Notes	6.19	4/15/49	6,410,000 c	6,339,913
Western Financial Bank,				
Sub. Debs.	9.63	5/15/12	2,390,000	2,560,352
Zions Bancorporation,				
Sr. Unscd. Notes	5.48	4/15/08	3,000,000 c	3,002,469
				42,144,636
Building & Construction--1.1%				
American Standard,				
Gtd. Notes	7.38	2/1/08	2,115,000	2,129,416
Centex,				
Notes	4.75	1/15/08	1,010,000	1,003,393
D.R. Horton,				
Gtd. Notes	5.88	7/1/13	1,870,000	1,715,979
Masco,				
Sr. Unscd. Notes	5.66	3/12/10	1,620,000 c	1,605,258
				6,454,046
Chemicals--.5%				
Equistar Chemicals/Funding,				
Gtd. Notes	10.13	9/1/08	420,000	436,800
Lubrizol,				
Debs.	6.50	10/1/34	955,000 a	907,733
RPM International,				
Sr. Notes	4.45	10/15/09	1,415,000	1,390,496
				2,735,029
Commercial & Professional Services--.4%				
ERAC USA Finance,				

Notes	5.61	4/30/09	965,000 b,c	968,108
ERAC USA Finance,				
Notes	7.95	12/15/09	1,095,000 b	1,151,130
				2,119,238

Commercial Mortgage Pass-Through Ctfs.--5.8%

Bayview Commercial Asset Trust,				
Ser. 2006-SP2, Cl. A	5.60	1/25/37	2,406,805 b,c	2,406,805
Bayview Commercial Asset Trust,				
Ser. 2005-3A, Cl. A2	5.72	11/25/35	2,266,972 b,c	2,273,348
Bayview Commercial Asset Trust,				
Ser. 2003-2, Cl. A	5.90	12/25/33	729,501 b,c	729,749
Bayview Commercial Asset Trust,				
Ser. 2005-4A, Cl. M5	5.97	1/25/36	935,469 b,c	936,053
Bayview Commercial Asset Trust,				
Ser. 2004-1, Cl. M2	6.52	4/25/34	304,430 b,c	308,901
Bayview Commercial Asset Trust,				
Ser. 2006-2A, Cl. B3	8.02	7/25/36	346,157 b,c	317,098
Bayview Commercial Asset Trust,				
Ser. 2005-3A, Cl. B3	8.32	11/25/35	557,975 b,c	566,710
Bear Stearns Commercial Mortgage				
Securities, Ser. 2004-PWR5,				
Cl. A2	4.25	7/11/42	1,550,000	1,511,414
Bear Stearns Commercial Mortgage				
Securities, Ser. 2005-T18,				
Cl. A2	4.56	2/13/42	1,900,000	1,863,291
Credit Suisse/Morgan Stanley				
Commercial Mortgage				
Certificates, Ser. 2006-HC1A,				
Cl. A1	5.51	5/15/23	3,150,000 b,c	3,149,934
Crown Castle Towers,				
Ser. 2005-1A, Cl. D	5.61	6/15/35	1,815,000 b	1,771,140
Crown Castle Towers,				
Ser. 2006-1A, Cl. D	5.77	11/15/36	960,000 b	917,626
Global Signal Trust,				
Ser. 2006-1, Cl. D	6.05	2/15/36	2,275,000 b	2,211,425
Global Signal Trust,				
Ser. 2006-1, Cl. E	6.50	2/15/36	550,000 b	536,379
GMAC Commercial Mortgage				
Securities, Ser. 2003-C3,				
Cl. A2	4.22	4/10/40	1,475,000	1,444,125
Goldman Sachs Mortgage Securities				
Corporation II, Ser. 2007-EOP,				
Cl. F	5.80	3/6/20	1,250,000 b,c	1,242,188
Goldman Sachs Mortgage Securities				
Corporation II, Ser. 2007-EOP,				
Cl. G	5.84	3/6/20	1,545,000 b,c	1,535,344
Goldman Sachs Mortgage Securities				
Corporation II, Ser. 2007-EOP,				
Cl. K	6.37	3/6/20	995,000 b,c	985,050
Goldman Sachs Mortgage Securities				
Corporation II, Ser. 2007-EOP,				
Cl. L	6.62	3/6/20	3,335,000 b,c	3,301,650

Nationslink Funding Corporation,					
Ser. 1998-2, Cl. A2		6.48	8/20/30	1,058,698	1,061,904
SBA CMBS Trust,					
Ser. 2006-1A, Cl. D		5.85	11/15/36	890,000 b	864,359
Washington Mutual Commercial					
Mortgage Securities Trust,					
Ser. 2003-C1A, Cl. A		3.83	1/25/35	5,081,984 b	4,928,023
					34,862,516
Diversified Financial Services--9.9%					
Ameriprise Financial,					
Jr. Sub. Notes		7.52	6/1/66	1,590,000 c	1,612,133
Amvescap,					
Gtd. Notes		5.63	4/17/12	3,165,000	3,136,205
Capmark Financial Group,					
Gtd. Notes		5.88	5/10/12	4,095,000 b	3,833,006
CIT Group,					
Sr. Notes		5.51	8/15/08	2,820,000 a,c	2,817,998
Countrywide Home Loans,					
Notes		4.13	9/15/09	2,010,000	1,936,693
FCE Bank,					
Notes	EUR	5.16	9/30/09	1,890,000 c,d	2,499,354
Ford Motor Credit,					
Notes		5.63	10/1/08	2,675,000	2,616,993
Ford Motor Credit,					
Unscd. Notes		6.19	9/28/07	3,200,000 c	3,182,198
Fuji JGB Investment,					
Sub. Bonds		9.87	12/29/49	1,620,000 b,c	1,681,181
Glencore Funding,					
Gtd. Notes		6.00	4/15/14	1,630,000 b	1,613,200
GMAC,					
Unsub. Notes		6.61	5/15/09	1,620,000 a,c	1,558,725
Goldman Sachs Capital II,					
Gtd. Bonds		5.79	12/29/49	1,075,000 c	1,017,155
HSBC Finance,					
Sr. Notes		5.71	9/14/12	4,195,000 a,c	4,130,749
Janus Capital Group,					
Notes		6.25	6/15/12	2,125,000	2,152,852
Jefferies Group,					
Sr. Unscd. Notes		7.75	3/15/12	1,050,000	1,125,166
Kaupthing Bank,					
Sr. Notes		6.06	1/15/10	2,960,000 b,c	2,992,146
Lehman Brothers Capital Trust VII,					
Notes		5.86	11/29/49	750,000 a,c	712,560
Leucadia National,					
Sr. Unscd. Notes		7.00	8/15/13	1,520,000	1,436,400
MBNA Capital A,					
Gtd. Cap. Secs., Ser. A		8.28	12/1/26	1,300,000	1,353,950
Merrill Lynch,					
Notes, Ser. C		5.58	2/5/10	887,000 c	885,423
Residential Capital,					
Gtd. Notes		6.66	11/21/08	1,275,000 c	1,226,123
Residential Capital,					

Gtd. Notes	6.88	6/30/15	725,000	642,851
Residential Capital,				
Gtd. Notes	7.69	4/17/09	3,300,000 b,c	3,189,285
SB Treasury,				
Bonds	9.40	12/29/49	3,330,000 b,c	3,440,902
SLM,				
Unscd. Notes, Ser. A	4.50	7/26/10	1,350,000	1,263,299
SLM,				
Unscd. Notes, Ser. A	5.50	7/27/09	3,105,000 c	3,006,329
Tokai Preferred Capital,				
Bonds	9.98	12/29/49	3,115,000 b,c	3,234,230
Windsor Financing,				
Gtd. Notes	5.88	7/15/17	801,457 b	801,490
				59,098,596
Diversified Metals & Mining--.3%				
Falconbridge,				
Bonds	5.38	6/1/15	375,000	361,651
Noranda,				
Notes	6.00	10/15/15	1,145,000	1,148,625
				1,510,276
Electric Utilities--4.5%				
AES,				
Sr. Notes	9.38	9/15/10	460,000	473,800
American Electric Power,				
Sr. Unsub. Notes	4.71	8/16/07	1,400,000 c	1,399,605
Cinergy,				
Debs.	6.53	12/16/08	1,405,000	1,423,944
Dominion Resources,				
Sr. Unscd. Notes, Ser. B	5.54	11/14/08	1,725,000 c	1,727,553
Dominion Resources,				
Sr. Notes, Ser. D	5.66	9/28/07	3,790,000 c	3,790,644
FirstEnergy,				
Unsub. Notes, Ser. B	6.45	11/15/11	3,530,000 a	3,645,608
National Grid,				
Sr. Unscd. Notes	6.30	8/1/16	1,345,000	1,382,224
Niagara Mohawk Power,				
Sr. Unscd. Notes, Ser. G	7.75	10/1/08	940,000	964,563
NiSource Finance,				
Gtd. Notes	5.93	11/23/09	2,030,000 c	2,031,577
Ohio Power,				
Unscd. Notes	5.54	4/5/10	1,605,000 c	1,607,491
TXU Electric Delivery,				
Bonds	5.74	9/16/08	5,175,000 b,c	5,178,747
TXU,				
Sr. Notes, Ser. O	4.80	11/15/09	3,420,000	3,361,371
				26,987,127
Environmental Control--.7%				
Allied Waste North America,				
Scd. Notes, Ser. B	5.75	2/15/11	565,000	533,925
Allied Waste North America,				
Scd. Notes	6.38	4/15/11	515,000 a	493,756
Oakmont Asset Trust,				

Notes		4.51	12/22/08	1,630,000 b	1,611,063
Waste Management,					
Sr. Unsub. Notes		6.50	11/15/08	1,280,000	1,295,126
					3,933,870
Food & Beverages--1.0%					
H.J. Heinz,					
Notes		6.43	12/1/20	2,250,000 b	2,277,020
Safeway,					
Sr. Unscd. Notes		4.13	11/1/08	1,295,000	1,276,949
Stater Brothers Holdings,					
Sr. Notes		7.75	4/15/15	225,000 b	210,375
Stater Brothers Holdings,					
Sr. Notes		8.13	6/15/12	1,250,000	1,212,500
Tyson Foods,					
Sr. Unscd. Notes		6.85	4/1/16	1,100,000 c	1,121,552
					6,098,396
Foreign/Governmental--4.6%					
Arab Republic of Egypt,					
Unsub. Notes	EGP	8.75	7/18/12	10,360,000 b,d	1,847,446
Banco Nacional de Desenvolvimento					
Economico e Social, Unsub.					
Notes		5.84	6/16/08	2,655,000 c	2,644,380
Federal Republic of Brazil,					
Unscd. Bonds	BRL	12.50	1/5/16	8,025,000 a,d	5,027,351
Mexican Bonos,					
Bonds, Ser. M	MXN	9.00	12/22/11	35,640,000 d	3,415,724
Mexican Bonos,					
Bonds, Ser. M 30	MXN	10.00	11/20/36	12,840,000 d	1,481,101
Republic of Argentina,					
Bonds		5.48	8/3/12	11,020,000 c	7,952,308
Russian Federation,					
Unsub. Bonds		8.25	3/31/10	5,046,806 b	5,216,883
					27,585,193
Health Care--1.9%					
Baxter International,					
Sr. Unscd. Notes		5.20	2/16/08	2,100,000	2,096,808
HCA,					
Sr. Unscd. Notes		7.88	2/1/11	1,470,000	1,414,904
HCA,					
Sr. Unscd. Notes		8.75	9/1/10	1,470,000	1,433,250
Medco Health Solutions,					
Sr. Unscd. Notes		7.25	8/15/13	4,725,000	5,018,200
Tenet Healthcare,					
Sr. Notes		6.38	12/1/11	1,440,000	1,231,200
					11,194,362
Lodging & Entertainment--.6%					
Cinemark,					
Sr. Discount Notes		9.75	3/15/14	260,000 e	235,300
MGM Mirage,					
Gtd. Notes		8.50	9/15/10	2,055,000	2,085,825
Mohegan Tribal Gaming Authority,					
Sr. Unscd. Notes		6.13	2/15/13	1,355,000	1,270,313

Speedway Motorsports,				
Sr. Sub. Notes	6.75	6/1/13	215,000	206,400
				3,797,838
Machinery--.4%				
Case New Holland,				
Gtd. Notes	7.13	3/1/14	780,000	766,350
Terex,				
Gtd. Notes	7.38	1/15/14	1,540,000	1,516,900
				2,283,250
Manufacturing--.1%				
Tyco International Group,				
Gtd. Notes	6.88	1/15/29	650,000	**705,290**
Media--1.8%				
Clear Channel Communications,				
Sr. Unscd. Notes	4.50	1/15/10	2,300,000	2,071,159
Comcast,				
Gtd. Notes	5.66	7/14/09	5,235,000 c	5,227,503
Time Warner,				
Gtd. Notes	5.59	11/13/09	3,515,000 c	3,518,733
				10,817,395
Oil & Gas--3.0%				
Anadarko Petroleum,				
Sr. Unscd. Notes	5.76	9/15/09	6,420,000 c	6,430,009
BJ Services,				
Sr. Unscd. Notes	5.53	6/1/08	6,750,000 c	6,757,540
Enterprise Products Operating,				
Gtd. Notes, Ser. B	4.00	10/15/07	4,720,000	4,704,202
				17,891,751
Packaging & Containers--.2%				
Crown Americas/Capital,				
Gtd. Notes	7.63	11/15/13	1,200,000	**1,188,000**
Paper & Forest Products--.5%				
Sappi Papier Holding,				
Gtd. Notes	6.75	6/15/12	1,530,000 b	1,454,005
Temple-Inland,				
Gtd. Notes	6.63	1/15/18	1,525,000	1,477,937
				2,931,942
Property & Casualty Insurance--2.0%				
Allmerica Financial,				
Debs.	7.63	10/15/25	910,000	946,162
Chubb,				
Sr. Unscd. Notes	5.47	8/16/08	3,350,000	3,348,891
Hartford Financial Services Group,				
Sr. Unscd. Notes	5.55	8/16/08	1,190,000	1,192,019
Leucadia National,				
Sr. Notes	7.13	3/15/17	3,900,000 b	3,568,500
Nippon Life Insurance,				
Notes	4.88	8/9/10	1,900,000 b	1,863,412
Phoenix Cos.,				
Sr. Unscd. Notes	6.68	2/16/08	1,025,000	1,027,297
				11,946,281
Real Estate Investment Trusts--4.3%				

Archstone-Smith Operating Trust, Notes	3.00	6/15/08	1,435,000	1,401,388
Archstone-Smith Operating Trust, Sr. Unscd. Notes	5.25	5/1/15	230,000 a	220,932
Archstone-Smith Operating Trust, Sr. Unscd. Notes	5.63	8/15/14	455,000	450,078
Boston Properties, Sr. Notes	5.63	4/15/15	1,120,000	1,111,069
Commercial Net Lease Realty, Sr. Unscd. Notes	6.15	12/15/15	1,505,000	1,505,105
Duke Realty, Notes	3.50	11/1/07	1,055,000	1,049,134
ERP Operating, Notes	4.75	6/15/09	1,000,000	986,544
ERP Operating, Notes	5.13	3/15/16	1,125,000 a	1,054,673
Federal Realty Investment Trust, Sr. Unscd. Notes	5.40	12/1/13	825,000	807,281
Federal Realty Investment Trust, Notes	6.00	7/15/12	760,000	772,861
Healthcare Realty Trust, Sr. Unscd. Notes	5.13	4/1/14	3,800,000	3,598,277
HRPT Properties Trust, Sr. Unscd. Notes	5.96	3/16/11	1,788,000 c	1,788,755
Istar Financial, Sr. Unscd. Notes	5.71	3/9/10	3,435,000 c	3,441,719
Mack-Cali Realty, Unscd. Notes	5.05	4/15/10	2,300,000	2,264,709
Mack-Cali Realty, Notes	5.25	1/15/12	800,000	783,274
Regency Centers, Gtd. Notes	5.25	8/1/15	2,000,000	1,921,138
Simon Property Group, Notes	4.60	6/15/10	1,512,000	1,476,268
Simon Property Group, Notes	4.88	8/15/10	1,180,000	1,160,810
				25,794,015
Residential Mortgage Pass-Through Ctfs.--5.4%				
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. M6	5.96	4/25/36	438,837 b,c	431,226
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. B3	8.27	4/25/36	538,847 b,c	538,847
ChaseFlex Trust, Ser. 2006-2, Cl. A5	5.99	9/25/36	1,600,000	1,607,147
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF2	4.92	8/25/35	216,599 c	215,552
Countrywide Home Loan Mortgage Pass Through Trust, Ser. 2002-J4, Cl. B3	5.85	10/25/32	331,333 c	315,522
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	3,471,306	3,495,593

Impac CMB Trust,				
Ser. 2005-8, Cl. 2M2	6.07	2/25/36	1,818,801 c	1,786,709
Impac CMB Trust,				
Ser. 2005-8, Cl. 2M3	6.82	2/25/36	1,485,354 c	1,362,292
Impac Secured Assets CMN Owner				
Trust, Ser. 2006-1, Cl. 2A1	5.67	5/25/36	970,122 c	972,192
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR9, Cl. B1	6.06	6/25/36	499,467 c	496,506
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR25, Cl. 4A2	6.15	9/25/36	1,524,352 c	1,539,569
J.P. Morgan Alternative Loan				
Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	1,000,000 c	997,267
J.P. Morgan Mortgage Trust,				
Ser. 2005-A1, Cl. 5A1	4.48	2/25/35	1,050,138 c	1,025,868
New Century Alternative Mortgage				
Loan Trust, Ser. 2006-ALT2,				
Cl. AF6A	5.89	10/25/36	890,000 c	884,900
Nomura Asset Acceptance,				
Ser. 2005-AP2, Cl. A5	4.98	5/25/35	2,355,000 c	2,290,953
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	1,630,000 c	1,589,103
Prudential Home Mortgage				
Securities, Ser. 1994-A, Cl. 5B	6.73	4/28/24	3,337 b,c	3,302
Washington Mutual Pass-Through				
Certificates, Ser. 2005-AR4,				
Cl. A4B	4.67	4/25/35	4,525,000 c	4,458,568
Wells Fargo Mortgage Backed				
Securities Trust,				
Ser. 2005-AR1, Cl. 1A1	4.54	2/25/35	5,803,722 c	5,719,668
Wells Fargo Mortgage Backed				
Securities Trust, Ser. 2003-1,				
Cl. 2A9	5.75	2/25/33	2,500,000	2,493,929
				32,224,713
Retail--.5%				
CVS Caremark,				
Sr. Unscd. Notes	5.66	6/1/10	1,155,000 c	1,156,420
Home Depot,				
Sr. Unscd. Notes	5.49	12/16/09	1,015,000 c	1,012,373
May Department Stores,				
Gtd. Notes	5.95	11/1/08	1,035,000	1,033,571
				3,202,364
State/Territory Gen Oblg--2.2%				
Michigan Tobacco Settlement				
Finance Authority, Tobacco				
Settlement Asset-Backed Bonds	7.31	6/1/34	5,505,000	5,608,659
Michigan Tobacco Settlement				
Finance Authority, Tobacco				
Settlement Asset-Backed Bonds	7.54	6/1/34	1,500,000 c	1,464,045
New York Counties Tobacco Trust				
IV, Tobacco Settlement				
Pass-Through Bonds	6.00	6/1/27	2,420,000	2,356,959
Tobacco Settlement Authority of				

Iowa, Tobacco Settlement				
Asset-Backed Bonds	6.50	6/1/23	3,965,000	3,907,626
				13,337,289
Telecommunications--4.7%				
America Movil,				
Gtd. Notes	5.46	6/27/08	565,000 b,c	565,113
AT & T,				
Sr. Notes	5.45	5/15/08	3,700,000 c	3,703,400
AT & T,				
Notes	5.46	2/5/10	2,930,000 c	2,935,667
France Telecom,				
Unsub. Notes	7.75	3/1/11	1,770,000 c	1,901,969
Intelsat,				
Sr. Unscd. Notes	5.25	11/1/08	1,985,000	1,945,300
Nextel Communications,				
Gtd. Notes, Ser. F	5.95	3/15/14	1,405,000	1,304,873
Qwest,				
Sr. Notes	7.88	9/1/11	1,965,000	2,004,300
Qwest,				
Sr. Notes	8.61	6/15/13	1,600,000 c	1,664,000
Sprint Capital,				
Gtd. Notes	8.75	3/15/32	2,540,000	2,798,661
Telefonica Emisiones,				
Gtd. Notes	5.66	6/19/09	2,795,000 c	2,791,151
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	3,205,000	3,223,105
Time Warner Cable,				
Sr. Unscd. Notes	5.85	5/1/17	1,510,000 b	1,458,880
Windstream,				
Gtd. Notes	8.13	8/1/13	1,945,000	1,976,606
				28,273,025
Textiles & Apparel--.2%				
Mohawk Industries,				
Sr. Unscd. Notes	5.75	1/15/11	1,370,000	**1,384,818**
Transportation--.3%				
Ryder System,				
Notes	3.50	3/15/09	1,980,000	**1,919,382**
U.S. Government Agencies--.2%				
Federal National Mortgage				
Association, Notes	5.75	8/3/09	1,330,000	**1,329,973**
U.S. Government Agencies/Mortgage-Backed--34.6%				
Federal Home Loan Mortgage Corp.:				
5.50%			59,985,000 g	58,265,178
6.50%, 3/1/32			844,032	860,531
Multiclass Mortgage				
Participation Ctfs.				
(Interest Only				
Obligations), Ser. 2752,				
Cl. GM, 5.00%, 3/15/26			4,000,000 f	478,523
Multiclass Mortgage				
Participation Ctfs.				
(Interest Only				

Obligations), Ser. 2731,		
Cl. PY, 5.00%, 5/15/26	4,367,209 f	493,402
Federal National Mortgage Association:		
5.00%	17,000,000 g	16,482,010
6.00%	80,745,000 g	80,377,596
5.00%, 12/1/17	868,582	847,197
5.50%, 2/1/33 - 9/1/34	14,648,951	14,202,489
6.00%, 6/1/22 - 9/1/34	3,327,602	3,316,648
6.50%, 11/1/08 - 10/1/32	198,193	202,215
7.00%, 9/1/14	71,541	73,796
Pass-Through Ctfs.,		
Ser. 2004-58, Cl. LJ,		
5.00%, 7/25/34	4,559,673	4,528,257
Government National Mortgage Association I:		
Ser. 2004-43, Cl. A, 2.82%,		
12/16/19	533,130	514,819
Ser. 2007-46, Cl. A, 3.14%,		
11/16/29	1,300,000	1,300,000
Ser. 2005-34, Cl. A, 3.96%,		
9/16/21	1,765,874	1,735,390
Ser. 2005-79, Cl. A, 4.00%,		
10/16/33	1,828,907	1,788,858
Ser. 2005-50, Cl. A, 4.02%,		
10/16/26	1,646,211	1,614,651
Ser. 2005-29, Cl. A, 4.02%,		
7/16/27	2,502,519	2,437,904
Ser. 2005-42, Cl. A, 4.05%,		
7/16/20	2,235,893	2,195,816
Ser. 2005-67, Cl. A, 4.22%,		
6/16/21	1,747,651	1,721,288
Ser. 2005-59, Cl. A, 4.39%,		
5/16/23	1,806,417	1,779,519
Ser. 2005-32, Cl. B, 4.39%,		
8/16/30	4,722,904	4,647,998
Ser. 2004-39, Cl. LC,		
5.50%, 12/20/29	5,535,000	5,545,453
Government National Mortgage Association II:		
5.38%, 4/20/30	300,614 c	304,366
5.50%, 7/20/30	346,793 c	350,358
		206,064,262
U.S. Government Securities--24.9%		
U.S. Treasury Bonds		
4.75%, 2/15/37	7,663,000 h	7,461,854
U.S. Treasury Notes:		
3.88%, 9/15/10	8,330,000 a	8,167,957
4.25%, 1/15/11	47,450,000 a	46,997,754
4.50%, 4/30/12	6,320,000 a	6,292,849
4.50%, 5/15/17	65,510,000 h	64,133,307
4.63%, 7/31/12	15,145,000 h	15,165,128
		148,218,849
Total Bonds and Notes		
(cost $800,891,612)		**797,685,802**

Preferred Stocks--.6%	Shares	Value ($)
Banks--.2%		
Sovereign Capital Trust IV,		
Conv., Cum. $2.1875	22,050	**966,893**
Diversified Financial Services--.4%		
AES Trust VII,		
Conv., Cum. $3.00	50,950	**2,541,131**
Total Preferred Stocks		
(cost $3,617,438)		**3,508,024**

	Face Amount Covered by	
Options--.9%	Contracts ($)	Value ($)
Call Options--.9%		
3-Month Floor USD Libor-BBA		
Interest Rate, October 2009		
@ 4	63,570,000	64,124
3-Month USD Libor-BBA, Swaption		
	12,820,000	635,077
3-Month USD Libor-BBA, Swaption		
	83,980,000	4,220,163
Dow Jones CDX.IG8		
September 2007 @.395	123,370,000	8,759
Dow Jones CDX.IG8		
December 2007 @ .450	58,320,000	5,832
U. S. Treasury 5-Year Notes		
August 2007 @ 105.5	28,000,000	135,625
		5,069,580
Put Options--.0%		
U. S. Treasury 10-Year Notes		
September 2007 @ 104.5	22,000,000	30,939
U. S. Treasury 5-Year Notes		
August 2007 @ 105	22,500,000	66,797
		97,736
Total Options		
(cost $5,202,267)		**5,167,316**

	Principal	
Short-Term Investments--4.0%	Amount ($)	Value ($)
Commerical Paper--2.1%		
Cox Communications		
5.57%, 1/15/08	6,030,000	6,030,000
Cox Enterprises,		
5.57%, 8/15/07	6,500,000 b,c	6,500,000
		12,530,000
U.S. Government Agencies--1.5%		
Federal National Mortgage		
Association, 5.16%, 10/10/07	9,000,000	**8,910,064**
U.S. Treasury Bills--.4%		
4.76%, 9/6/07	2,345,000 i	**2,333,416**
Total Short-Term Investments		
(cost $23,773,900)		**23,773,480**

Other Investment--1.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $6,994,000)	6,994,000 j	**6,994,000**

Investment of Cash Collateral for Securities Loaned--12.6%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $74,941,505)	74,941,505 j	**74,941,505**
Total Investments (cost $915,420,722)	**153.0%**	**912,070,127**
Liabilities, Less Cash and Receivables	**(53.0%)**	**(315,855,403)**
Net Assets	**100.0%**	**596,214,724**

a   All or a portion of these securities are on loan. At July 31, 2007, the total market value of the fund's securities
     on loan is $72,989,628 and the total market value of the collateral held by the fund is $74,941,505.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
     transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2007, these
     securities amounted to $107,096,315 or 18% of net assets.
c   Variable rate security--interest rate subject to periodic change.
d   Principal amount stated in U.S. Dollars unless otherwise noted.

   BRL--Brazilian Real
   EGP--Egyptian Pound
   EUR--Euro
   MXN--Mexican Peso

e   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.
f   Notional face amount shown.
g   Purchased on a forward commitment basis.
h   Purchased on a delayed delivery basis.
i   All or partially held by a broker as collateral for open financial futures positions.
j   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
July 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 7/31/2007 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	303	31,957,031	September 2007	463,969
U.S. Treasury 10 Year Notes	194	20,839,844	September 2007	230,375
Financial Futures Short				
U.S. Treasury 2 Year Notes	139	(28,486,313)	September 2007	(115,110)

STATEMENT OF OPTIONS WRITTEN
July 31, 2007 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
Dow Jones CDX IG8:		
September 2007 @ .349	246,740,000	(617)
December1 2007 @ .395	116,640,000	(46,306)
U.S. Treasury 5 Year Note		
August 2007 @ 106.5	56,100,000	(105,188)
Put Options		
U.S. Treasury 10 Year Note		
August 2007 @ 101	22,300,000	(3,485)
(Premiums received $581,609)		**(155,596)**